Exhibit 4.10
FIRST AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 11.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.    The FBPC has concluded that the amendment set forth below, when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.    The FBPC desires to amend the Plan’s definition of “Highly Compensated Employee” to conform to the relevant definitions under the Internal Revenue Code for a New Puerto Rico.

Amendment of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The Plan is hereby amended as set forth below, effective as of the dates indicated.

1.    Effective as of February 8, 2017, Section 1.18 of the Plan is hereby amended in its entirety to read as follows:

“Section 1.18    Highly Compensated Employee. For purposes of the limitations on Compensation Deferral Contributions set forth in Section 3.10 of the Plan, an Employee who (i) owns more than five (5) percent of the stock entitled to vote or of the total value of all classes of stock of the Employer, (ii) owns more than five (5) percent of the capital or a five (5) percent interest in the profits of the Employer, or (iii) had compensation for the preceding taxable year from the Employer in excess of the applicable limit determined for such taxable year under Code Section 1081.01(d)(3)(E)(iii)(III). For purposes of determining whether an Employee owns more than five (5) percent of the stock, capital or profits of the Employer, the controlled group, group of related entities and affiliated service group provisions under Code Sections 1010.04, 1010.05 and 1081.01(a)(14)(D) shall apply.”

2.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By: /s/ Kendell Sherrer

Its: VP, Benefits

Date: June 15, 2020